Filed Pursuant to Rule 425 of the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                          Dime Bancorp, Inc. Exchange Act File Number: 001-13094


FOR IMMEDIATE RELEASE

                  DIME STATEMENT REGARDING "NO TALK" PROVISION

NEW YORK, NY - APRIL 11, 2000 - Dime Bancorp (NYSE: DME) announced today that although it had not received a copy of any correspondence from Hudson to North Fork, the fact of the matter is that Dime advised Hudson in writing last week that Dime did not object to Hudson granting an unconditional waiver of the provision in the Dime-Hudson merger agreement that restricts Dime's ability to talk to other parties, including North Fork.

A spokesman for Dime said, "So that there is no further confusion with respect to this issue, Dime consents to Hudson United unconditionally waiving the "no talk" provision with respect to North Fork and all other parties. The decision is solely for Hudson United to make."

The spokesman added, "We are dismayed that Mr. Kanas has again issued a highly inflammatory statement without attempting to confirm the facts."

The Dime Savings Bank of New York, FSB (www.dime.com), is a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

Investors are urged to read Dime and Hudson's proxy statement/prospectus and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such requests to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone: (212) 326-6170, or Innisfree M&A Incorporated at 1-888-750-5834.

Dime, its directors and executive officers and certain other persons may be deemed "participants" in any solicitation of proxies from Dime stockholders. Information regarding the participants in any solicitation is contained in a statement on Schedule 14A filed by Dime with the SEC on April 10, 2000.

                                      # # #

CONTACT:
Dime Bancorp, Inc., New York        Abernathy MacGregor Group, New York
Franklin Wright                     Mike Pascale/Rhonda Barnat
212/326-6170                        212/371-5999